Exhibit 99.3

TERMS OF PERFORMANCE RESTRICTED STOCK UNIT ("PRSU") GRANT

PURSUANT TO THE

ILLINOIS TOOL WORKS INC. 2011 LONG-TERM INCENTIVE PLAN (THE "PLAN ")

(a)   In the event of a stock dividend, stock split, reverse stock split, share combination, recapitalization, reclassification or similar event affecting the capital structure of the Company, appropriate adjustment will be made in the number of shares subject to the PRSU.

(b)   Except as otherwise provided in this PRSU agreement or the Plan, no portion of the PRSU will vest prior to three years from [GRANT DATE] (the "Grant Date"). On [VESTING DATE] (the "Vesting Date"), if the Compensation Committee certifies that the performance goal set with respect to this PRSU has been met, 100% of the PRSUs will become vested. Upon vesting, subject to paragraph (g) below, you will receive one share of Common Stock of the Company for each vested PRSU.

(c)   You shall have no voting, dividend, dividend equivalent rights or subscription rights except with respect to the shares which have been issued to you following the vesting of your PRSUs. Your rights under this PRSU agreement may not be assigned or transferred other than as permitted by the Plan.

(d)   If, prior to the Vesting Date, your employment with the Company and its Subsidiaries and Affiliates (the "Company Group") terminates by reason of death or disability, your PRSU shall be fully vested on the Vesting Date, provided that the Compensation Committee certifies that the performance goal set with respect to this PRSU has been met. For purposes of this PRSU agreement, the term "disability" means permanent and total disability which is expected to prevent you from engaging in any substantial gainful activity for any prolonged period of time, as determined by the Company in its sole discretion.

(e)   If you retire prior to the Vesting Date, and your PRSU was granted within a year prior to your retirement, then 25% of your PRSU may become vested on the Vesting Date, and if your PRSU was granted more than a year prior to your retirement, then 100% of your PRSU may become vested on the Vesting Date, provided that the Compensation Committee certifies that the performance goal set with respect to this PRSU has been met. For purposes of this PRSU agreement, retirement is defined as termination of employment with the Company Group at such time as: (i) the combination of your age and years of service is 70 or more, and (ii) you have reached age 55 or more with 5 or more years of service. The vesting provisions in this paragraph (e) are subject to your execution prior to the Vesting Date of a restrictive covenant, if any, as may be requested by any member of the Company Group.

(f)   Except as provided in paragraph (e), if your employment terminates for any reason other than death or disability prior to the Vesting Date, you will forfeit your PRSUs.

(g)   Notwithstanding the foregoing, the Compensation Committee of the Board of Directors may, in its sole discretion, deem this PRSU grant, whether vested or unvested, to be immediately forfeited if you compete with the Company Group, engage in gross misconduct or conduct that is against the business interests of the Company Group, or you divulge confidential information about the Company Group to other persons.

(h)   Solely to the extent the PRSUs are considered deferred compensation within the meaning of Code Section 409A, no PRSUs that become payable in connection with your termination of employment (whether pursuant to the terms of this PRSU agreement or the Plan) will be made to you unless your termination constitutes a "separation from service," within the meaning of Code Section 409A. In addition, if you are deemed to be a "specified employee," within the meaning of Code Section 409A at the time of such separation from service, as determined by the Company in its sole discretion, then, to the extent required by Code Section 409A, any PRSUs that become payable in connection with a separation from service shall be paid no earlier than (i) the date that is six months and one day following your separation from service, or (ii) your death.

(i)   Solely to the extent the PRSUs are considered deferred compensation within the meaning of Code Section 409A, in the event the PRSUs become vested in connection with a "Corporate Change" pursuant to Section 11(a)(i) of the Plan, and "Corporate Change" does not qualify as a change in control for purposes of Code Section 409A, the PRSUs will become payable in cash on the earliest to occur of (i) the Vesting Date, (ii) your separation from service and (iii) your death.

(j)   The PRSU is subject to the terms of the Plan. Any inconsistencies shall be resolved in favor of the Plan. Capitalized terms used but not otherwise defined in this PRSU agreement shall have the meanings ascribed to them in the Plan.

(k)   This PRSU agreement and the provisions of the Plan are governed by, and subject to, the laws of the State of Illinois, United States of America, without regard to the conflict of law provisions. For purposes of litigating any dispute that arises under this grant or the Plan, the parties hereby submit to and consent to the exclusive jurisdiction of the State of Illinois, agree that such litigation shall be conducted in the courts of Cook County, Illinois, or the federal courts for the United States for the Northern District of Illinois, where this grant is made and/or to be performed.

(l)   The PRSUs granted hereunder are intended to be exempt from or compliant with Code Section 409A, and shall be interpreted, construed and operated to reflect this intent. Notwithstanding the foregoing, the Plan and this PRSU agreement may be amended at any time, without the consent of any party, to avoid the application of Code Section 409A in a particular circumstance or to the extent that is necessary or desirable to satisfy any of the requirements under Code Section 409A, but the Company shall not be under any obligation to make any such amendment. Nothing in the Plan or this PRSU agreement shall provide a basis for any person to take action against the Company or any Subsidiary or Affiliate based on matters covered by Code Section 409A, including the tax treatment of any amount paid or PRSU granted under this PRSU agreement, and neither the Company nor any of its Subsidiaries and Affiliates shall under any circumstances have any liability to you or your estate or any other party for any taxes, penalties or interest due on amounts paid or payable under this PRSU agreement, including taxes, penalties or interest imposed under Code Section 409A.

(m)   Regardless of any action the Company or your employer (the "Employer") takes with respect to any or all income tax, social insurance, payroll tax, payment on account or other tax-related items related to your participation in the Plan and legally applicable to you ("Tax-Related Items"), you acknowledge that the ultimate liability for all Tax-Related Items is and remains your responsibility and may exceed the amount actually withheld by the Company or the Employer. You further acknowledge that the Company and/or the Employer (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the PRSUs, including, but not limited to, the grant, vesting or settlement of the PRSUs, the issuance of shares upon settlement of the PRSUs, the subsequent sale of shares acquired pursuant to such issuance and the receipt of any dividends; and (2) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the PRSUs to reduce or eliminate your liability for Tax-Related Items or achieve any particular tax result. Further, if you have become subject to tax in more than one jurisdiction between the date of grant and the date of any relevant taxable or tax withholding event, as applicable, you acknowledge that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

Prior to any relevant taxable or tax withholding event, as applicable, you will pay or make adequate arrangements satisfactory to the Company and/or the Employer to satisfy all Tax-Related Items. In this regard, you authorize the Company and/or the Employer, or their respective agents, at their discretion, to satisfy the obligations with regard to all Tax-Related Items by one or a combination of the following: (1) withholding from your wages or other cash compensation paid to you by the Company and/or the Employer; or (2) withholding from proceeds of the sale of shares of Common Stock acquired upon vesting/settlement of the PRSUs either through a voluntary sale or through a mandatory sale arranged by the Company (on your behalf pursuant to this authorization); or (3) withholding in shares to be issued upon vesting/settlement of the PRSUs. Notwithstanding the foregoing, if you are subject to the short-swing profit rules of Section 16(b) of the Securities Exchange Act of 1934, the Company and/or the Employer will satisfy the obligations with regard to all Tax-Related Items by withholding in shares to be issued upon vesting/settlement of the PRSUs, unless such withholding method is not permissible under applicable law, in which case you may elect to satisfy the Tax-Related Items by one of the other methods identified above.

To avoid negative accounting treatment, the Company may withhold or account for Tax-Related Items by considering applicable minimum statutory withholding amounts or other applicable withholding rates. If the obligation for Tax-Related Items is satisfied by withholding in shares, for tax purposes, you are deemed to have been issued the full number of shares subject to the vested PRSUs, notwithstanding that a number of the shares are held back solely for the purpose of paying the Tax-Related Items due as a result of any aspect of your participation in the Plan.

(n)   The provisions of this PRSU agreement are severable, and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

(o)   The PRSUs are subject to the requirements of (i) Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (regarding recovery of erroneously awarded compensation) and any implementing rules and regulations thereunder, (ii) similar rules under the laws of any other jurisdiction and (iii) any policies adopted by the Company to implement such requirements, all to the extent determined by the Company in its discretion to be applicable to you.

(p)   You are not permitted to purchase or sell options on the Company's common stock or engage in short sales of the Company's common stock. In addition, if you are an executive officer or director, you acknowledge that you are not permitted to engage in trading puts, calls, straddles, equity swaps or other derivative securities that are directly linked to the Company's common stock and are subject to any Company policies regarding stock trading, hedging and pledging Company common stock or other Company equity securities. For purposes of this paragraph, an "executive officer" means any officer classified by the Company as a reporting person under Section 16 of the U.S. Securities Exchange Act of 1934.

(q)   The Company may, in its sole discretion, decide to deliver any documents related to current or future participation in the Plan by electronic means. You hereby consent to receive such documents by electronic delivery and agree to participate in the Plan through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

(r)   The Company reserves the right to impose other requirements on your participation in the Plan, on the PRSUs and on any shares acquired under the Plan, to the extent the Company determines it is necessary or advisable in order to comply with local law or facilitate the administration of the Plan, and to require you to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

(s)   Notwithstanding any provisions in this PRSU agreement, the PRSU shall be subject to the general terms and conditions set forth in Appendix A for Participants who reside outside the United States, as well as to any country-specific terms and conditions set forth in Appendix B for Participants who reside in any of the countries included in Appendix B. If you relocate outside the United States or between countries included in Appendix B, the additional terms and conditions in Appendix A and B, as applicable, will apply to you, to the extent the Company determines that the application of such terms and conditions is necessary or advisable in order to comply with local law or facilitate the administration of the Plan. Appendices A and B constitute part of this PRSU agreement.

APPENDIX A

GENERAL TERMS AND CONDITIONS FOR

PARTICIPANTS OUTSIDE THE UNITED STATES

(a)   Nature of Grant. In accepting the grant, you acknowledge, understand and agree that:

(i)   the Plan is established voluntarily by the Company, it is discretionary in nature and it may be modified, amended, suspended or terminated by the Company at any time;

(ii)   the grant of the PRSUs is voluntary and occasional and does not create any contractual or other right to receive future grants of PRSUs, or benefits in lieu of PRSUs, even if PRSUs have been granted repeatedly in the past;

(iii)   all decisions with respect to future PRSU grants, if any, will be at the sole discretion of the Company;

(iv)   your participation in the Plan shall not create a right to further employment with the Employer and shall not interfere with the ability of the Employer to terminate your employment or service relationship (if any) at any time;

(v)   you are voluntarily participating in the Plan;

(vi)   the PRSUs and the shares of Common Stock subject to the PRSUs are extraordinary items that do not constitute compensation of any kind for services of any kind rendered to the Company or the Employer, and are outside the scope of your employment or service contract, if any;

(vii)   the PRSUs and the shares of Common Stock subject to the PRSUs are not intended to replace any pension rights or compensation;

(viii)   the PRSUs and the shares of Common Stock subject to the PRSUs, and the income and value of same, are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, termination, redundancy, dismissal, end of service payments, bonuses, long-service awards, pension or retirement or welfare benefits or similar payments and in no event should be considered as compensation for, or relating in any way to, past services for the Company, the Employer or any Subsidiary or Affiliate;

(ix)   the PRSU grant and your participation in the Plan will not be interpreted to form an employment or service contract or relationship with the Company or any Subsidiary or Affiliate;

(x)   the future value of the underlying shares of Common Stock is unknown, indeterminable and cannot be predicted with certainty;

(xi)   no claim or entitlement to compensation or damages shall arise from forfeiture of the PRSUs resulting from termination of your employment or other service relationship by the Company or the

Employer (for any reason whatsoever, whether or not in breach of local labor laws and whether or not later found to be invalid), and in consideration of the grant of the PRSUs to which you are otherwise not entitled, you irrevocably agree never to institute any claim against the Company or the Employer and you irrevocably waive your ability, if any, to bring any such claim, and release the Company and the Employer from any such claim; if, notwithstanding the foregoing, any such claim is allowed by a court of competent jurisdiction, then, by participating in the Plan, you shall be deemed irrevocably to have agreed not to pursue such claim and agree to execute any and all documents necessary to request dismissal or withdrawal of such claims;

(xii)   unless otherwise provided in the PRSU agreement, in the event of termination of your employment or other service relationship (for any reason whatsoever, whether or not in breach of local labor laws and whether or not later found to be invalid), your right to vest in the PRSUs under the Plan, if any, will terminate effective as of the date that you are no longer actively employed or rendering services and will not be extended by any notice period mandated under local law (e.g., active employment or service would not include a period of "garden leave" or similar period pursuant to local law); the Committee shall have the exclusive discretion to determine when you are no longer actively employed or rendering services for purposes of your PRSU grant (including whether you may still be considered to be providing services while on a leave of absence); and

(xiii)   you acknowledge and agree that the Company Group shall not be liable for any foreign exchange rate fluctuation between your local currency and the United States Dollar that may affect the value of the PRSU or of any amounts due to you pursuant to the settlement of the PRSU or the subsequent sale of any shares acquired upon settlement.

(b)   No Advice Regarding Grant. The Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding your participation in the Plan or your acquisition or sale of the underlying shares of Common Stock. You are hereby advised to consult with your own personal tax, legal and financial advisors regarding your participation in the Plan before taking any action related to the Plan.

(c)   Data Privacy. You hereby explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of your personal data as described in this PRSU agreement and any other PRSU grant materials by and among, as applicable, the Employer, the Company and its Subsidiaries and Affiliates for the exclusive purpose of implementing, administering and managing your participation in the Plan.

You understand that the Company and the Employer may hold certain personal information about you, including, but not limited to, your name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company, details of all PRSUs or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in your favor ("Data"), for the exclusive purpose of implementing, administering and managing the Plan ("Data").

You understand that Data will be transferred to Fidelity Stock Plan Services ("Fidelity") or such other stock plan service provider as may be selected by the Company in the future, which is assisting the

Company with the implementation, administration and management of the Plan. You understand that the recipients of the Data may be located in the United States or elsewhere, and that the recipients' country (e.g., the United States) may have different data privacy laws and protections than your country. You understand that you may request a list with the names and addresses of any potential recipients of the Data by contacting your local human resources representative. You authorize the Company, Fidelity and any other possible recipients which may assist the Company (presently or in the future) with implementing, administering and managing the Plan to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing your participation in the Plan. You understand that Data will be held only as long as is necessary to implement, administer and manage your participation in the Plan. You understand that you may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing your local human resources representative. Further, you understand that you are providing the consents herein on a purely voluntary basis. If you do not consent, or if you later seek to revoke your consent, your employment status or service and career with the Employer will not be adversely affected; the only adverse consequence of refusing or withdrawing your consent is that the Company would not be able to grant you PRSUs or other equity awards or administer or maintain such awards. Therefore, you understand that refusing or withdrawing your consent may affect your ability to participate in the Plan. For more information on the consequences of your refusal to consent or withdrawal of consent, you understand that you may contact your local human resources representative.

(d)	Language. If you have received this PRSU agreement or any other document related to the Plan translated into a language other than English, and if the meaning of the translated version is different than the English version, the English version will control.

(e)	Retirement. Notwithstanding paragraph (e) of the PRSU agreement, if the Company receives an opinion of counsel that there has been a legal judgment and/or legal development in your jurisdiction that would likely result in the favorable treatment applicable to the PRSU pursuant to paragraph (e) being deemed unlawful and/or discriminatory, then the Company will not apply the favorable treatment at the time of your retirement, and the PRSU will be treated as set forth in paragraph (f) of the PRSU agreement.

(f)	Waiver. You acknowledge that a waiver by the Company of a breach of any provision of this PRSU agreement shall not operate or be construed as a waiver of any other provision of this PRSU agreement, or of any subsequent breach by you or any other Participant.

APPENDIX B

COUNTRY-SPECIFIC TERMS AND CONDITIONS

FOR PARTICIPANTS OUTSIDE THE UNITED STATES

Terms and Conditions

This Appendix B includes special terms and conditions applicable to your PRSUs if you reside in any of the countries covered by this Appendix B. These terms and conditions are in addition to, or if so indicated, in place of, the terms and conditions set forth in the PRSU agreement (including Appendix A). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Plan and/ or the PRSU agreement (including Appendix A).

Notifications

This Appendix B also includes notifications relating to exchange control and other issues of which you should be aware with respect to your participation in the Plan. The information is based on the exchange control, securities, and other laws in effect in the countries to which this Appendix B refers as of December 2012. Such laws are often complex and change frequently. As a result, the Company strongly recommends that you not rely on the notifications herein as the only source of information relating to the consequences of participating in the Plan because the information may be out of date at the time your PRSUs vest or you sell shares acquired under the Plan.

In addition, the notifications are general in nature and may not apply to your particular situation, and the Company is not in a position to assure you of any particular result. Accordingly, you are advised to seek appropriate professional advice as to how the relevant laws in your country may apply to your situation. Finally, if you are a citizen or resident of a country other than the one in which you are currently residing, transferred or transfer employment after the PRSUs were granted or are considered a resident of another country for local law purposes, the information contained herein may not be applicable to you in the same manner. In addition, the Company shall have the sole discretion to determine to what extent the terms and conditions shall apply to you under these circumstances.

AUSTRALIA

Notifications

Securities Law Information. You understand that, if you acquire shares upon vesting of the PRSUs and subsequently offer the shares for sale to a person or entity resident in Australia, the offer may be subject to disclosure requirements under Australian law. You are advised to obtain legal advice regarding any applicable disclosure requirements prior to making any such offer.

IRELAND

Notifications

Director Notification Obligation. If you are a director, shadow director, or secretary of the Company's Irish Subsidiary or Affiliate, you must notify the Irish Subsidiary or Affiliate in writing within five business days of receiving or disposing of an interest in the Company (e.g., PRSUs, shares), within five business days of becoming aware of the event giving rise to the notification requirement, or within five days of becoming a director or secretary if such an interest exists at the time. This notification requirement also applies with respect to the interests of a spouse or children under the age of 18 (whose interests will be attributed to the director, shadow director, or secretary).

SPAIN

Terms and Conditions

No Entitlement for Claims or Compensation. By accepting the PRSUs, you consent to participation in the Plan and acknowledge that you have received a copy of the Plan document.

You understand that the Company has unilaterally, gratuitously, and in its sole discretion decided to make grants of PRSUs under the Plan to Key Employees throughout the world. The decision is limited and entered into based upon the express assumption and condition that any PRSUs will not economically or otherwise bind the Company Subsidiary or Affiliate, including the Employer, on an ongoing basis, other than as expressly set forth in the PRSU agreement. Consequently, you understand that the PRSUs are given on the assumption and condition that the PRSUs shall not become part of any employment contract (whether with the Company or any Subsidiary or Affiliate, including the Employer) and shall not be considered a mandatory benefit, salary for any purpose (including severance compensation), or any other right whatsoever. Furthermore, you understand and freely accept that there is no guarantee that any benefit whatsoever shall arise from the grant of PRSUs, which is gratuitous and discretionary, because the future value of the PRSUs and the underlying shares is unknown and unpredictable.

You understand and agree that, as a condition of the grant of the PRSUs, your termination of employment for any reason other than death, disability or retirement (including for the reasons listed below) will automatically result in the cancellation and loss of any PRSUs that may have been granted to you and that were not fully vested on the date of termination of your employment. In particular, you understand and agree that, unless otherwise expressly provided by the Company in the PRSU agreement, the PRSUs will be cancelled without entitlement to the shares or to any amount as indemnification if you terminate employment by reason of, but not limited to, the following: resignation; disciplinary dismissal adjudged to be with cause; disciplinary dismissal adjudged or recognized to be without cause; individual or collective layoff on objective grounds, whether adjudged to be with cause or adjudged or recognized to be without cause; material modification of the terms of employment under Article 41 of the Workers' Statute; relocation under Article 40 of the Workers' Statute; Article 50 of the Workers' Statute; unilateral withdrawal by the Employer; and under Article 10.3 of Royal Decree 1382/1985.

You also understand that this grant of PRSUs would not be made but for the assumptions and conditions set forth above; thus, you understand, acknowledge and freely accept that, should any or all of the assumptions be mistaken or any of the conditions not be met for any reason, the grant, the PRSUs and any right to the underlying shares shall be null and void.

Notifications

Securities Law Information. The PRSUs described in the PRSU agreement and Appendix A and B do not qualify under Spanish regulations as securities. No "offer of securities to the public," as defined under Spanish law, has taken place or will take place in the Spanish territory. The PRSU agreement (including Appendix A and B) has not been nor will it be registered with the Comisión Nacional del Mercado de Valores, and it does not constitute a public offering prospectus.

Exchange Control Information. You must declare the acquisition, ownership and sale of shares to the Direccion General de Comercio e Inversiones (the "DCIE"), which is a department of the Ministry of Economy and Competitiveness. If you acquire the shares through the use of a Spanish financial institution, that institution will automatically make the declaration to the DGCI for you; otherwise, you will be required make the declaration by filing the appropriate form with the DGCI. Generally, the declaration must be made in January for shares acquired or sold during (or owned as of December 31 of) the prior year; however, if the value of shares acquired or sold exceeds €1,502,530 (or you hold 10% or more of the shares capital of the Company or such other amount that would entitle you to join the Company's board of directors), the declaration must be filed within one month of the acquisition or sale, as applicable.

When receiving foreign currency payments exceeding €50,000 derived from the ownership of shares (e.g., dividends or sale proceeds), you must inform the financial institution receiving the payment of the basis upon which such payment is made. Upon prior request, you will need to provide the institution with the following information; your name; address; and fiscal identification number; the name and corporate domicile of the Company; the amount of payment; the currency used; the country of origin; the reasons for the payment; and required information.

Further, effective January 1, 2013, to the extent that you hold assets (e.g., the PRSUs) outside of Spain with a value in excess of €20,000 (on a per-asset basis) as of December 31 each year, you will be required to report information on such rights and assets on your tax return for such year.

You are solely responsible for complying with any exchange control or other reporting requirement that may apply to you as a result of participation in the Plan, the acquisition and/or sale of the shares and/or the transfer of funds in connection with the award. You should consult your legal advisor to confirm the current reporting requirements when you acquire shares, sell shares and/or transfers any funds related to the Plan to Spain.